UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Surya Spa, Inc

Legal status of issuer

     Form

     Corporation

     Jurisdiction of Incorporation/Organization

     Delaware

     Date of organization

     January 09, 2017

Physical address of issuer:

700 Wilshire Blvd, Santa Monica, CA 90401

Website of issuer

suryaspa.com

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba Republic

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary
283874

12740764.3

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of securities sold in the offering.

Type of security offered

Crowd SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

April 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

7

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$389,569	$692,264
Cash	$261,659	$616,198
Accounts Receivable	$9,731	--
Short-term Debt	$224,779	$47,210
Long-term Debt	$1,989,890	$1,365,221
Revenues/Sales	$1,276,151	$1,244,885
Cost of Goods Sold	$(224,457)	$(230,916)
Tax Paid	$(4,063)*	$(1,564)*
Net Income	$(928,674)	$(380,749)

*In 2019, the Company incurred an additional sales tax expense of $22,578 for tax collections the Company did not account for or remit in the previous year.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SURYA SPA, INC.
(Issuer)

/s/ ROGER SOFFER, Chief Executive Officer
By: Roger Soffer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ ROGER SOFFER
(Signature)

Roger Soffer
(Name)

Chief Executive Officer, Principal Financial Officer, Director
(Title)

December 18, 2020
(Date)

/s/ MARTHA SOFFER
(Signature)

Martha Soffer
(Name)

Director
(Title)

December 18, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the sig nature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: *Offering Memorandum*
EXHIBIT B: *Unaudited Financial Statements*
EXHIBIT C: *Form of Security*
EXHIBIT D: *Offering Page*
EXHIBIT E: *Video Transcript*

12740764.3

EXHIBIT A
TO FORM C

OFFERING MEMORANDUM

**December 18, 2020**

Surya Spa, Inc



**Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)**

Surya Spa, Inc ("**Surya**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"). Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Investor funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

12740764.3

Once posted, the annual report may be found on the Company's website at suryaspa.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/surya-spa

The date of this Form C is December 18, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. See, section entitled, "RISK FACTORS," including, - Risks Related to the Company's Business and Industry - "-- *We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful*" and "-- *As an early-stage company, we have not achieved profitability, and the amount of capital the Company is attempting to raise in this Offering is not enough to realize the Company's plans to scale and we will be required to raise more capital.*" Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

1

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Surya Spa, Inc is a Ayurvedic product and wellness company, incorporated in Delaware as a C corporation on January 09, 2017.

The Company is located at 700 Wilshire Blvd, Santa Monica, CA 90401.

The Company's website is suryaspa.com.

The Company conducts business in Los Angeles and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/surya-spa and is attached as <u>Exhibit D</u> to this Form C.

The Offering

Minimum Amount of Crowd SAFE being Offered	$25,000
Total Amount of Crowd SAFE Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of Crowd SAFE being Offered	$1,070,000
Total Amount of Crowd SAFE Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150.00
Offering Deadline	April 30, 2021
Use of Proceeds	See subsequent description of the use of proceeds.
Voting Rights	See subsequent description of voting rights.

*The total number of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Commission and Fees

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive a securities commission equivalent to two percent (2%) of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equivalent to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to the Covid-19 pandemic, economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.

Though we existed as a boutique Spa for nearly two decades servicing high-end and celebrity clients from our home in Los Angeles, we will begin operating our Spa in the Santa Monic Proper hotel in Santa Monica for the first time when it opens in the first quarter of 2021. In addition, although we began expanding our health and wellness product R&D and operations in 2017, including engaging high-end design firms and legal counsel to create and protect our newly developed intellectual property, we are now launching our first branded products and eComm based web in the fourth quarter of 2020. We only have pre-launch data, which makes it difficult to effectively assess our future prospects. There can be no assurance that our prior customers will continue to demand our spa services, that we will be successful in marketing our new products, that we will have the resources to fulfill order should we receive them, or that we will ever operate profitably. You should consider our business and prospects in light of the new and unforeseen challenges we will inevitably face, including the specific ones discussed in this section.

Skin care and wellness is a competitive field, and our competitors include well capitalized multi-national companies and conglomerates. Accordingly, even in our particular niche of "natural" and "Ayurveda," we may not take the majority of the market.

Ayurveda is trending, and while that's advantageous, it's trending because awareness and competition are growing. Skin care conglomerates are including more natural brands in their portfolios, and Ayurveda is on many companies' radar. If a conglomerate invests in and/or develops a competing Ayurvedic brand, such an acquisition or development will greatly disadvantage our ability to dominate market share. Many of these conglomerates are multi-national companies with substantial resources to compete with us.

We rely on third parties to provide services, and notably a diverse supply chain of ingredients for our products, essential to the success of our business.

We intend to rely on third parties to provide a variety of essential business functions, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, distribution, and crucially, to make available the herbal and oil ingredients necessary for the production of our products. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in production, sales, marketing, distribution, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

As an early-stage Company, the Company may implement new lines of business, creating additional risks and uncertainties.

This may be particularly true in our niche of Ayurveda, where the market is not fully developed, and in many cases, being introduced to different segments in the West. In developing and marketing new lines of businesses, including new products such as, for example, Ayurvedic herbal masks and Ayurvedically-oriented foods, and services such as, for example, Surya's online educational platform or additional Spa locations, the Company may invest significant time and resources. Timetables for the introduction and development of new lines of business, products, or services may not be achieved, supply chain issues may cause delays, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends, or those new products or services may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms, or be subject to cost increases. In the worst case, any new line of business or product might fail abjectly. As a result of that, or any related loss, the Company's business, financial condition, or results of operations may be adversely affected.

We may face technological challenges.

We may find that our technology is adversely impacted by changes in, for example, operating systems and hardware. With respect especially to our online education offerings, such technological challenges could prevent us from functioning with the necessary features and capabilities to attract users. This would thwart our ability to take this portion of the business global and monetize it worldwide.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company is conducting this equity crowdfunding offering pursuant to Regulation CF promulgated under the Securities Act of 1933. As such, it is a securities offering exempt from the registration provisions of such Act, which means that the Securities and Exchange Commission staff will not review this offering. Similarly, the Company will be exempt from the registration provisions of the Securities Exchange Act of 1934, and, accordingly, will not be subject to the periodic reporting and other regulations applicable to public SEC reporting companies. For example, the Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

As an early-stage company, we have not achieved profitability, and the amount of capital the Company is attempting to raise in this Offering is not enough to realize the Company's plans to scale and we will be required to raise more capital.

In the fiscal years 2019 and 2018 we incurred losses of $(928,674) and $(380,749), respectively, and our shareholders' deficit was $(1,600,775) and $(672,956), respectively. Our current assets are limited, and we will incur substantial working capital demands beginning in the first quarter of 2021 when we anticipate commencing operations at operations at our new spa at the Santa Monica Proper hotel. In order to achieve the Company's initial goals, we have assumed that we will raise substantially all of the Maximum Amount offered in this Offering. Even if we are successful in achieving this funding goal, the Company will need to procure funds in addition to the amount raised in the Offering to meet its current liquidity needs, as well as its plans to scale. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. Additionally, securing additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to decrease or cease our sales activity. In the later case, the only asset remaining to generate a return on your investment could be our intellectual property. See, the section entitled, "FINANCIAL INFORMATION" below.

California and Los Angeles County have recently imposed 'stay-at-home' orders that will adversely affect our liquidity, results of operation and financial position, if the restrictions are not lifted within a reasonable time.

Our new spa in the Santa Monica Proper hotel is scheduled to open in the first quarter of 2021. State and local stay-at-home orders issued in the winter of 2020 may significantly limit or prevent us from conducting spa operations in the first quarter of 2021, as well as affect other aspects of businesses such as ours that rely on supply chains that may be interrupted by such state and local orders. Despite these limitations on our ability to generate revenue from our spa operations, we will continue to incur liabilities related to our spa business, including liabilities related to our leasehold obligations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in eCommerce, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and customers. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Prior Offerings of Securities

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future. See, Notes to Financial Statements.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

12740764.3

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days ' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Surya Spa, positioned as the leader of modern Ayurveda, is a wellness and lifestyle brand focusing on luxury and natural Ayurvedic skin-care, products, and services, with locations upcoming at Kelly Wearstler's Proper Hotels. Products are being readied for a Q4 2020 national and eventual international launch.

Business Plan

The Company will earn revenue from distributing luxury and natural Ayurvedic skin-care products and associated Ayurvedic life-style products to B2C via e-commerce, and B2B directly, and via distributors, to retail outlets such as the high-end Erehwon chain of stores, and hotels such as Proper Hotel in Santa Monica. The Company additionally operates a well-publicized Spa with celebrity clientele, and the spa serves as a brand anchor for the Health & Beauty portion of the business. Finally, the Company is launching robust e-learning offerings, both nationally and internationally, in the field of self-care and Ayurveda, which also serves as a marketing platform for additional sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balancing Collagen Cream (& Other Wellness Cosmetics)	A 100% natural Ayurvedic face cream.	DTC, soon to expand. Many other cosmetic SKUs, such as Face Oil, a line of Body & Massage Oils, a line of Lip Therapy, a line of Bath Soaks, etc.
Ayurvedic Wellness Services	In addition to one day spa treatments, guests often come for 3-28 day wellness packages, that last 4 hours per day with two therapists working on each guest in synchrony, with oils that have been herbalized and cooked all night, every night.	For services, clients are mostly Los Angeles-based, but guests travel from all over the world -- Greece, the UK, South America, Russia, Jakarta, etc. Clients include the top celebrities in Hollywood, including Julia Roberts, Matt Damon, Emma Stone, Rick Rubin, Usher, Beck, Dakota Johnson, Ben Affleck, Angelica Houston, Maria Sharapova, Miranda Kerr, Owen Wilson, Orlando Bloom, Kourtney Kardashian, Katy Perry, Gwyneth Paltrow, etc.

Surya Spa Bread (& Other Lifestyle/Ayurvedic Food Offerings, Including Premium Teas)	A delicious, grain-free, paleo almond-flour bread, in varieties such as Gingered Peach & Turmeric	DTC plus currently in Proper Hotels, and all Erehwon outlets. Soon to expand.

Competition

Within the niche of beauty products that combine the high price point of luxury and the chemical-free quality of natural products, the competition is limited. Within the subset of Ayurvedic luxury and natural beauty product, the competition is even slimmer. On the other hand, the larger skin-care market itself in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers 'private-label brands. Product quality, performance, value and packaging are also important differentiating factors. See, Risk Factors - *Skin care and wellness is a competitive field, and our competitors include well capitalized multi-national companies and conglomerates. Accordingly, even in our particular niche of "natural" and "Ayurveda," we may not take the majority of the market.*

Customer Base

The company has over 17,000 followers on Instagram, 10,000 in a mailing list, and an active base of a few thousand regular customers. 80% are women between 28-45, and are wellness-focused. For services and products, the Company's clients include the top celebrities in Hollywood.

Supply Chain

The Company's bottles come from Miron Glass, the printing of those bottles is done at Monvera in San Fransisco, and secondary box packaging, where used, is produced at Bay Cities in Los Angeles. Surya Bread is baked in Orange County, by Surya's co-packer, BiteMe Kitchens. The ingredients in Surya's products are procured from a bench of vendors that includes Banyan Botanicals, Starwest, Herbs Forever and Young Living.

Intellectual Property

TRADEMARK	APPLN.	APPLN. DATE	REG. NO.	REGISTRATION DATE
SURYA SPA	86/897,935	February 4, 2016	5,288,638	Sept 19, 2017
SURYA (stylized)	90/192,031	September 18, 2020	*	*
AYURVEDA FOR MODERN LIFE	88/484,309	June 21, 2019	*	*
THE LEADERS OF MODERN AYURVEDA	88/484,372	June 21, 2019	*	*
FOOD FOR THE JOURNEY	88/484,386	June 21, 2019	*	*
SURYA DOSHA YOGA	88/522,589	July 18, 2019	6,143,222	September 1, 2020

| AYURVEDA FOR MODERN LIFE | 88/978,349 | June 21, 2019 | 6,149,693 | September 8, 2020 |

* Pending.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Manufacturing and Packaging	35%	$8,750	35%	$374,500
Marketing (Product)	10%	$2,500	10%	$107,000
Pre-clinical trials for collagen cream	0%	$0	15%	$160,500
Repayment of Debt	10%	$2,500	10%	$107,000
Working Capital	39%	$9,750	24%	$256,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

The net proceeds shall be used for purchasing ingredients to manufacture products, as well as for the manufacturing of those products, and the production of new SKUs in the fourth quarter of 2020, and ongoing in 2021. Additionally, funds will be used to purchase raw materials (papers, bottles, etc,) for primary and where needed secondary packaging, as well as for the printing of those packages. A portion of the funds will be used for paid media marketing, and the management of that marketing. Additional funds will supplement management fees. Working capital will be used for product manufacturing and spa operations, including payments on the hotel spa lease. 10% of the funds will be applied to existing debt.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Roger Soffer	CEO	CEO. Scaling the Company and pointing towards profitability, and achieving profitability.	UCLA, BA
Martha Soffer	Founder	President. Formulations, Service IPs, face of the brand.	College degree in Colombia, graduate work in MIU, Iowa, various certifications as required by California.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	10,000,000
Amount Outstanding	4,550,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

At the closing of this Offering, assuming only the Target Offering Amount is sold, 4,550,000 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE
Amount Outstanding Face Value	$1,546,778
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	*
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	*

*See, Financial Information – Previous Offerings of Securities

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Convertible Promissory Note
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	N/A
Other Material Terms	*
Maturity Date	October 1, 2020 UPDATE

*See, Financial Information – Previous Offerings of Securities

Type	Amended and Restated Note
Principal Amount Outstanding	$508,000
Interest Rate and Amortization Schedule	6% per annum from 02/22/20 to 03/13/20; and 8% per annum from 03/13/20 to 12/31/23.
Description of Collateral	N/A
Other Material Terms	*
Maturity Date	December 31, 2023

*See, Financial Information – Previous Offerings of Securities

Type	Promissory Note
Principal Amount Outstanding	$412,000
Interest Rate and Amortization Schedule	10% per annum from 02/22/20 to 03/13/20.
Description of Collateral	N/A
Other Material Terms	*
Maturity Date	December 31, 2023

*See, Financial Information – Previous Offerings of Securities

Type	Promissory Note (Payroll Protection Program)
Principal Amount For Forgiveness Review	$189,092
Description of Collateral	N/A
Other Material Terms	*
Maturity Date	December 31, 2023

*See, Financial Information – Previous Offerings of Securities

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership*
Martha Soffer	2,300,000	46%
Roger Soffer	1,700,000	34%
Orthogonal Thinker**	550,000	11%

*Includes 450,000 shares reserved for the Company's 2017 Equity Incentive Plan, under which no securities have yet been issued.

**Beneficially owned by David Nikzad.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit B</u>.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Surya Spa, Inc. (the "Company") was incorporated under the laws of the State of Delaware on January 9, 2017. Our revenues to date are primarily from our spa operations, which we operated from our home, and limited product sales, consisting primarily of Ayurvedic bread. We are an early-stage company without an operating history upon which to base an evaluation of our new expanded business model that includes commencing in the first quarter of 2021 new spa facilities in the new Santa Monica Proper hotel. In addition, we have designed the products described in this Offering Statement and on our website, but with the exception of our Surya bread, we have not yet begun manufacture or distribution of the new products.

Our lack of operating history may limit our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues under our new expanded business model, and we have not been profitable since inception and may never become profitable. Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the fiscal year ended December 31, 2019, were $928,674 as compared to $380,749 for fiscal year end December 31, 2018. As of December 31, 2019, the Company had an accumulated deficit of $1,600,320. The Company does not currently generate any cash on its own. We have funded operations with loans from investors and capital raised from the issuance of Simple Agreement for Future Equity (SAFE). These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Operations

Though we existed as a Spa for nearly two decades, we began expanding our product R&D and operations in 2017, and are now launching our first branded products and eComm based web in Q4 2020. We only have pre-launch data, which makes it difficult to effectively assess our future prospects. There can be no assurance that we will ever operate profitably. You should consider our business and prospects in light of the new and unforeseen challenges we will inevitably face, including the specific ones discussed in this section.

Our net losses for the fiscal year ended December 31, 2019, were $928,674 compared to $380,749 for the fiscal year ended December 31, 2018. The increase in expense during 2019 reflects our investment in our new product development and securing our new spa facility in the new Santa Monica Proper hotel, and associated professional and legal fees. As a result of the foregoing, as of December 31, 2019, we had an accumulated deficit of $1,600,320.

Cash and Cash Equivalents

Description of cash and cash equivalents from the financial statements.

As of December 14, 2020 the Company had an aggregate of $245,000 cash on hand in cash and cash equivalents, leaving the Company with approximately 9 months of runway. If our target offering is met, marketing and production will become more robust, and until international expansion, cash flow may be fueled by high-margin cosmetic sales.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled *"Use of Proceeds"*, which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and SAFE and Convertible Notes described herein.

On August 22, 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE") with an investor (the "Investor") for an investment amount of $800,000, and issued to the Investor a convertible promissory note (the "2018 Note") to memorialize a loan in the principal amount of $200,000.

The 2018 Note provides for interest on the $200,000 principal amount at an annual interest rate of 5% per annum, with a maturity date of October 1, 2020, monthly installments of interest only of $833.33 for 24 months, beginning on October 1, 2018, and, if the Company has not raised at least $5,000,000 in an equity financing by issuing Series A Preferred Stock (the "Qualified Financing") on or before September 1, 2020 (which it did not), then the outstanding principal balance and any unpaid accrued interest shall be paid in equal monthly installments over 24-months, such that the entire debt plus interest is repaid by September 1, 2022.

The 2018 Note provided the holder with a right to convert the note into a qualified financing, defined as a sale by the Company of Series A Preferred Stock in an equity financing resulting in gross proceeds to the Company of at least $5,000,000, on or before September 1, 2020. However, the Company did not conduct a qualified financing, as defined by the Note.

The Company and the Investor have an agreement in principal to renegotiate the repayment provision of the Note, such that interest only through March 2021, and the parties will renegotiate the principal payments at that time.

In September, 2019, the Investor and the Company entered into a Rescission and Mutual Release Agreement as to $50,000 of the $800,000 investment whereby the Company rescinded $50,000 of the $800,000 investment. The Rescission and Mutual Release Agreement provides that it does not compromise or settle any claim the Investor may have with respect to the remaining $750,000 agreement. Since entering into the Rescission and Release Agreement, the parties have discussed converting the investor's SAFE agreement into a promissory note. However, no further agreement has been reached between the parties. There can be no assurance that the investor will not again assert a claim against the Company in an effort to recover the remaining $750,000 investment.

On February 22, 2020, the Company accepted a short-term bridge loan of $508,000 with a maturity date of March 14, 2020 from a third-party unrelated to the Investor (the "Bridge Lender"). The Company, and Roger and Martha Soffer, jointly and severally, executed a convertible promissory note with the Bridge Lender in the principal amount of $508,000 in anticipation of the Bridge Lender investing $3,000,000 in consideration for 30% of the Company's capital stock. The Bridge Lender failed to make the anticipated equity investment and demanded repayment of the loan. The parties are engaged in settlement discussions to reach an agreement relating to the Bridge Lender's loan and equity investment. However, a final agreement has not been reached between the parties.

There is debt of approximately $90,000 remaining on an Am Ex Merchant Loan, fee based, no interest, with installment payments due of approximately $3,200 per month . There is outstanding debt of approximately $125,000 on a Chase credit card, which is revolving debt at an annual rate of 18%. There is outstanding debt of $70 Wells Fargo credit line at an annual rate of 9%.

Capital Expenditures and Other Obligations

Santa Monica Proper Hotel Lease

As of October 1, 2018, the Company entered into a ten-year lease for the Company's spa covering 3,127 square feet in the Santa Monica Proper hotel (the "Lease"). The Lease includes two options to extend the term for a period of five years each. The Lease provides for a monthly fixed rent ("Fixed Rent") and an annual percentage rent ("Percentage Rent"), which is a percentage of the Company's gross revenue derived from the hotel spa. In addition, the Company is responsible to pay 20% of the final completion cost of the spa-build out.

As of August 2, 2019, the Company and the landlord entered into a First Amendment to the Lease, pursuant to which the Company and Landlord agreed to allocate to the Company $150,000 of construction cost overages of $559,749. The parties also agreed that the Company's monthly Fixed Rent would be $13,417 (originally $10,000) in the first year, with annual adjusts eventually to $20,135 (originally $16,718) in the tenth year, subject to the monthly rent abatement described below.

After the First Amendment to the Lease, the Company was unable to timely fund a portion of its contribution to the Spa build-out. Consequently, in a Second Amendment to the Lease, effective as of September 17, 2020, the Landlord agreed to fund the shortfall, evidenced by a note bearing interest at 10% per annum and maturing ten years from the Commencement Date. Payments of principal and interest in the amount of $50,000 are due annually. In addition, the Company must make a payment of principal and interest in an amount equal to the positive net income, if any, generated by the Spa operations. As of the date of the Second Amendment, the Company's Spa build-out contribution was $632,000, of which the Company had paid $220,000 as of the date of the Second Amendment. Thus the shortfall that the Landlord agreed to fund in the form of the loan is $412,000, secured by all trade fixtures, signs and other personal property of the Company. The loan bears interest at 10% per year and matures in ten years or upon expiration of the Lease, whichever is sooner.

The Second Amendment also increases the Percentage Rent. Under the Lease the Percentage Rent is (i) (A) 5% of each dollar of Gross Sales for a given Lease Year less than or equal to $3,000,000, plus (B) 4% of each dollar of Gross Sales for a given Lease Year in excess of $3,000,000 but less than or equal to $4,000,000, if applicable, plus (C) 3% of each dollar of Gross Sales for a given Lease Year in excess of $4,000,000, if applicable, minus (ii) Annual Fixed Rent actually paid by the Company in the applicable Lease Year. The Second Amendment provides that the Percentage Rent shall be 7% of the Company's Gross Sales during period commencing with the 13th full month of the Term and ending on the earlier of (i) the end of the 24th month of the Term and (ii) the date when the total Percentage Rent payable equals the Second Deferral Amount, at which time the Percentage Rent reverts to being calculated as originally set forth in the Lease.

The Second Amendment provides that the monthly Fixed Rent will be abated by $5,000 per month during the first 12 months of the term and abated by $7,209 per month during the 13th through 24th month of the term. The rent deferral amount will be forgiven at the expiration of the Lease provided there has been no Event of Default during the term, in which case the rent deferral amount, late charges, and interest at the rate of 10% per annum, will be due. The Company's rental obligations begin two weeks following receipt of a certificate of occupancy for the spa. The Company anticipates that it will receive such certificate in January 2021.

PPP Loan

On May 1, 2020, we entered into a Small Business Administration ("SBA") loan under the Paycheck Protection Program ("PPP") in the amount of $189,092 with Chase Bank, a member of the Federal Deposit Insurance Corporation. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs.

The Company has not yet been granted forgiveness of this amount, and the forgiveness will not granted until a final determination is made that the Company utilized the funds in accordance with defined loan forgiveness guidance issued by the government. No payments on this loan are due for 6 months from the issuance date. Thereafter, the loan balance must be repaid within 18 months, in monthly installments. As of the date of this Offering Circular, the entire balance of the $189,092 note is remaining.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit B for subsequent events and applicable disclosures in the Company's financial statements.

Previous Offerings of Securities

SAFEs

As of December 31, 2019, the Company has raised $1,476,777 through the issuance of Simple Agreements for Future Equity (SAFEs). In October 2020, the Company raised an additional $70,000 through the issuance of one additional SAFE.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock when the Company conducts an offering of its preferred stock at a fixed pre-money valuation. The conversion price per share will be equal to the lesser of: (1) the price per share of the newly issued preferred stock multiplied by the Discount Rate; or (2) the Valuation Cap (see table below for applicable Discount Rate and Valuation Cap), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis (assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, and Common Stock reserved for future grant under any equity incentive plan, but excluding SAFEs, and convertible promissory notes) outstanding immediately prior to the preferred stock financing.

While the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control transaction.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

There has not been any priced round of preferred stock financing that would trigger a conversion of the SAFEs.

Convertible Notes

On August 22, 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE") with an investor (the "Investor") for an investment amount of $800,000, and issued to the Investor a convertible promissory note (the "2018 Note") to memorialize a loan in the principal amount of $200,000. See discussion regarding the promissory note in the "Liquidity and Capital Resources" section above.

On February 22, 2020, the Company accepted a short-term bridge loan of $508,000 with a maturity date of March 14, 2020. See discussion regarding the bridge loan in the "Liquidity and Capital Resources" section above.

On September 17, 2020, the Company entered into a promissory note with its landlord at the Santa Monica Proper hotel. See discussion regarding the promissory note in the "Capital Expenditures and Other Obligations" section above.

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE $5M Valuation Cap/20% Discount	$8,888.88	Working Capital	September 1, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$30,000.00	Working Capital	November 4, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$60,000.00	Working Capital	November 6, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$100,000.00	Working Capital	November 14, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$25,000.00	Working Capital	November 21, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$9,000.00	Working Capital	December 28, 2017	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$8,888.88	Working Capital	February 14, 2018	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$25,000.00	Working Capital	April 17, 2018	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$800,000.00	Working Capital	August 22, 2018	Section 4(a)(2) / Regulation D Rule 506(b)

SAFE $5M Valuation Cap/20% Discount	$50,000.00	Working Capital	September 27, 2018	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$200,000.00	Working Capital	January 30, 2019	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$110,000.00	Working Capital	April 16, 2019	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $15M Valuation Cap/20% Discount	$50,000.00	Working Capital	June 28, 2019	Section 4(a)(2) / Regulation D Rule 506(b)
SAFE $5M Valuation Cap/20% Discount	$70,000.00	Working Capital	October 21, 2020	Section 4(a)(2) / Regulation D Rule 506(b)
Convertible Promissory Note	$200,000	Working Capital	August 22, 2020	Section 4(a)(2) / Regulation D Rule 506(b)
Convertible Promissory Note	$508,000	Working Capital	February 22, 2020	Section 4(a)(2) / Regulation D Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: to date, the Company has operated its spa operations from its home. The Company pays a fair market value rent to Roger and Martha Soffer.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $25,000 (the "**Target Offering Amount**"), and is offering up to $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by May 30, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

In the event the Company conducts multiple closings, at the initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct an Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to 2% of the total number of securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

12740764.3

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B
TO FORM C

UNAUDITED FINANCIAL STATEMENTS

SURYA SPA, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018

SURYA SPA, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	261,659	$	616,198
Pre-Paid Expenses		20,079		-
Accounts Receivable		9,731		-
Inventory		40,000		10,000
TOTAL CURRENT ASSETS		331,470		626,198
NON-CURRENT ASSETS				
Furniture		2,444		2,444
Equipment		4,933		4,933
Accumulated Depreciation		(3,444)		(1,311)
Security Deposit		54,166		60,000
TOTAL NON-CURRENT ASSETS		58,099		66,066
TOTAL ASSETS		389,569		692,264

SURYA SPA, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	52,753	2,513
Credit Card Payable	97,313	44,697
Line of Credit	62,851	-
Sales Tax Payable	11,862	-
TOTAL CURRENT LIABILITIES	224,779	47,210
NON-CURRENT LIABILITIES		
SAFE Notes	1,426,778	1,117,178
Promissory Note	135,000	-
Related Party Loan	2,500	-
Convertible Promissory Note	200,833	200,833
TOTAL LIABILITIES	1,989,890	1,365,221
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 4,550,000 issued; $.0001 par value)	455	455
Retained Earnings (Deficit)	(1,600,775)	(673,411)
TOTAL SHAREHOLDERS' EQUITY	(1,600,320)	(672,956)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 389,569	$ 692,264

SURYA SPA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Service Sales	$ 1,018,256	$ 1,105,936
Product Sales	257,895	138,949
Cost of Goods Sold	(224,457)	(230,916)
Gross Profit	1,051,695	1,013,969
Operating Expense		
Salaries & Wages	921,912	799,766
Professional & Legal	288,412	56,130
General & Administrative	266,775	256,225
Rent	227,241	156,159
Research & Development	185,190	-
Selling & Marketing	44,980	117,906
Depreciation	2,133	1,311
	1,936,643	1,387,497
Net Income from Operations	(884,948)	(373,528)
Other Income (Expense)		
Other Income	89	47
Tax Expense	(4,063)	(1,564)
Interest Expense	(17,175)	(5,706)
Sales Tax Expense	(22,578)	-
Net Income	$ (928,674)	$ (380,749)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

SURYA SPA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (928,674)	$ (380,749)
Change in Line of Credit	62,851	-
Change in Credit Card Payable	52,616	19,331
Change in Accounts Payable	50,240	2,513
Change in Sales Tax Payable	11,862	-
Change in Security Deposits	5,834	(60,000)
Depreciation	2,133	1,311
Accrued Interest	-	833
Change in Accounts Receivable	(9,731)	-
Change in Pre-Paid Expense	(20,079)	-
Change in Inventory	(30,000)	(10,000)
Net Cash Flows From Operating Activities	(802,949)	(426,761)
Cash Flows From Investing Activities		
Purchase of Furniture	-	(2,444)
Purchase of Equipment	-	(4,933)
Net Cash Flows From Investing Activities	-	(7,377)
Cash Flows From Financing Activities		
Issuance of SAFE Notes	309,600	1,117,633
Issuance of Promissory Note	135,000	-
Change in Related Party Loan	2,500	-
Retained Earnings Adjustment	1,310	(272,318)
Issuance of Convertible Promissory Note	-	200,000
Net Cash Flows From Investing Activities	448,410	1,045,315
Cash at Beginning of Period	616,198	5,023
Net Increase (Decrease) In Cash	(354,538)	611,177
Cash at End of Period	$ 261,660	$ 616,198

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

SURYA SPA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

	Common Stock in Capital		Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2017	$ 4,550,000	$ 455	$ (20,344)	$ (19,889)
Retained Earning Adjustment			(272,318)	(272,318)
Net Income			(380,749)	(380,749)
Balance at December 31, 2018	$ 4,550,000	$ 455	$ (673,411)	$ (672,956)
Retained Earning Adjustment			1,310	1,310
Net Income			(928,674)	(928,674)
Balance at December 31, 2019	$ 4,550,000	$ 455	$ (1,600,775)	$ (1,600,320)



Independent Accountant's Review Report

To Management
Surya Spa, Inc.
Los Angeles, CA

We have reviewed the accompanying balance sheet of Surya Spa, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 28, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Surya Spa, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a wellness spa that operates in Los Angeles, CA.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's lines of business include Ayurveda skin treatments, sales of beauty products and services offered at its spa.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

The Company values inventory at the lower of cost or market. As of December 31, 2019, and 2018, the values of this account are estimates as the Company did not perform a physical inventory.

Sales Tax Expense

In 2019, the Company incurred a sales tax expense for tax collections the Company did not account for or remit in the previous year.

Leases

The Company occupies retail space on a month-to-month basis. The required monthly payments amount to $16,480.

The Company subsequently entered into a six month lease agreement for the premises. Total minimum rental payments under the lease amount to:

     2020: $105,920

The Company is currently building out retail space. Subsequent to the period, the Company issued a promissory note in connection with this buildout for $412,000. The Company is expected to occupy the premises in January 2021.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

In 2018, the Company issued a convertible promissory note ("the Note") in exchange for $200,000. The Notes accrues interest at a rate of 5% per annum and has a term of two years. The Company will make monthly interest payments of $833 until maturity at which the principal balance is due. The Note may convert under a qualified financing event. If there are no qualified financing events prior to the maturity date, the outstanding principal balance and unpaid accrued interest shall be paid back in equal monthly installments over the following twenty-four months.

In 2019, the Company received a line of credit with a limit of $76,500. The line of credit bears an interest rate of 9.75%.

In 2019, the Company received a $2,500 loan from Roger Soffer, a member of the Company's management team. The loan bears no interest or repayment structure.

In 2019, the Company issued a promissory note ("the Note") in exchange for $150,000. The Notes bears an interest rate of 5.5% per annum and a term of one year. The Company will make daily payments of $633 until paid in full. Subsequent to the period, the maturity date was amended to 2023 and daily payments were reduced to $110.

During the year ended December 31, 2019 and 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $1,464,674 of SAFE obligations outstanding, with a valuation caps ranging from $5,000,000 to $15,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

During 2019, the Company partially rescinded a $800,000 SAFE note that was issued in 2018. The Company paid the SAFE note holder $50,000 and reduced the SAFE note balance by such amount.

Subsequent to the period, the Company issued a convertible promissory note in exchange for $508,000.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 10,000,000 $.0001 par value common shares.

The Company currently has one class of equity outstanding:

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

_____

Common Stock	4,550,000

NOTE F- EQUITY BASED COMPENSATION

In 2017, the Board of Directors adopted an equity incentive plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the Plan. As of December 31, 2019, the Company has not issued any equity awards.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 28, 2020, the date that the financial statements were available to be issued.

EXHIBIT C
TO FORM C

FORM OF SECURITY

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SURYA SPA, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [ ], 2020, Surya Spa, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections

1

1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of

12740764.3

Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or

12740764.3

companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act:

> The aggregate amount of securities sold to Investor across all issuers in reliance on equity crowdfunding under Regulation CF, promulgated under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:
> (i) The greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or
> (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;
> *Instruction 1.* To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with §230.501 of this chapter.
> *Instruction 2.* A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made

6

its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $100,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(l) The Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any

10

new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**). The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SURYA SPA, INC., a Delaware corporation

_____

By: Roger Soffer
Title: Chief Financial Officer
Address: 700 Wilshire Blvd, Santa Monica, CA 90401
Email: roger@suryaspa.com

INVESTOR:

_____

By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [   ], 2020 between Surya Spa, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound

13

by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies.** The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                   LLC d/b/a Republic
Date   Date

12740764.3

EXHIBIT D
TO FORM C

OFFERING PAGE ON PORTAL



Republic

Company Name	Surya Spa

Logo	

Headline	A natural & luxury Ayurvedic skincare & wellness brand, expanding nationally

---

Hero Image	

Tags	Female Founders, Latinx Founders, Eco, B2C, Wellness & beauty, B2B

Pitch text	**Summary** • Social & Digital-First luxury Ayurvedic Brand, positioned to lead market • Clients Include Gwyneth Paltrow, Kim K, Usher, Katy Perry, Chris Pine • New partnerships With Proper Hotels, Goldman Sachs, & Case Agency • Flagship Locations designed By Kelly Wearstler, opening across the U.S. • High-end boutique with $1.2M sales & $2.2M investment, expanding globally • Product range & single SKUs prepared for Q1 2021 national distribution • PR placements include Vogue, Vanity Fair, NYT, In Style, Allure, Pure Wow

Problem

What we put in & our bodies matters; regrettably, it's not always the best

In a world beset by toxins -- in air, water, soil, food, and beauty products -- what we put in and on our bodies can inadvertently harm us. At the same time, **there's a yearning for *legitimate* alternative beauty and wellness, and a trillion-dollar market that supports that**.

In fact, 40% of Americans believe in some form of alternative wellness, and at the same time, find that the alternative wellness and beauty space offers contradictory messaging, usually unsupported by trusted science or FDA testing. Tainted with fads, overly complex, alternative product and lifestyle options are often avoided.

Solution

Surya innovates within Ayurveda to provide trusted skincare, wellness, & lifestyle

Surya **simplifies and modernizes Ayurveda through natural, botanical, restorative skincare, as well as through wellness programs, education, services, and self-care tools,** so that customers can revive their connection with nature and spirit, restore balance, and discover that wellness, vitality, and longevity, as a lifestyle, are available, reliable, and practical.



Ayurveda's comprehensive system of wellness was designed 10,000 years ago by a group of elite yogis seeking wellness and longevity, and has been passed from generation to generation, now augmented and updated by Surya for maximum efficacy.

To provide a meaningful wellness and beauty solution that's accessible and effective, Surya works with a modern and curated aesthetic in partnership with New York's famous Case Agency, with strong luxury press, with a motivated celebrity client and influencer base, as well as with doctors, FDA-registered home tests, and the establishment of pre-clinical trials. As Surya's product labels note, this is: "**Ayurveda For Modern Life**."

While a small handful of Ayurvedic skincare brands exist in the U.S., none but Surya have successfully incorporated **best-in-class branding, storytelling, education, products, programs, and press-worthy brand-anchor locations into one cohesive brand and lifestyle experience**. This will allow Surya to own a substantial market share of Ayurveda's trending re-emergence -- a "niche" global market expected to reach $14.9B by 2026.



WHAT IS AYURVEDA?
Ayurveda is a comprehensive system of wellness and longevity developed 10,000 years ago by the yogis of Southern India. Centered around the curative powers of the natural world, Ayurveda is the only complementary system of health and wellness recognized by the WHO.

HOW IS IT GROWING?
Ayurveda has been popularized by Deepak Chopra, the Transcendental Meditation movement, and many popular figures such as David Lynch, Jerry Seinfeld, Gwyneth Paltrow, and Kourtney Kardashian. The global Ayurvdic market is expected to reach 14.9 billion by 2026.

WHAT IS IT GROWING TO?
Three decades ago, Yoga was relatively unknown in the West. It is now an 11 billion dollar mainstream staple of the U.S. wellness and fitness industry. Ayurveda, Yoga's sister science, is following a similar trajectory. Surya is at the forefront of this movement to simplify, modernize, and scale Ayurveda's ancient wisdom.

In fact, Surya is already poised to dominate the Ayurvedic portion of the trillion-dollar wellness market, evidenced by Surya's active and supportive celebrity clientele, Surya's new presence in Kelly Wearstler's Proper Hotels, and initial acclaim, including a pre-opening award -- "Best New Hotel Spa," in Sunset Magazine.

Surya's unicorn goal is to make Ayurveda as pervasive – and *profitable* -- as the $11B yoga industry has become over the last decades. In a post-Covid world crying out for genuine wellness, Surya can help a large swathe of the population achieve far more than healthy and beautiful skin -- Surya will provide the self-care tools that give rise to inner balance and well-being in a vital, ongoing product and service community.



Product

Impeccably sourced, innovatively formulated, & environmentally conscious

Surya's products build on the time-honored foundation of Ayurveda, and each ingredient is chosen for specific medicinal benefits, with a deep understanding of the synergistic power of various herbal and oil combinations. As do pharmaceutical companies, Surya believes in **the curative power of the natural world, though in Surya's case, each ingredient in every product is natural and unadulterated, either organic or sustainably sourced, and absolutely free from any form of non-botanical preservative**.

Here's a quick view of one of Surya's hero products, the **Balancing Collagen Cream** (which we'll come back to in a moment):

All Surya's hero products are botanically rich, and often complexly, though commercially, produced. Surya's Balancing Face Oil, for example, which speeds cellular turnover and nourishes and revitalizes skin, is made with 32 herbs, 9 oils, 4 essential oils, and 3 kinds of milk, including camel's. Three ancient Ayurvedic extractions -- water, oil, and lactic acid -- bring out each botanical's maximum healing value.

The products, boxed in 100% post-consumer recycled fiber paper from Neenah, are also bottled in premium and silk-screened Miron glass, which has natural preservative properties, as well.

From the facial line to the single-use, three-pound bath soaks, Surya's products are, yes, delightful and cosmetic, but also therapeutic and transformative. **Pre-clinical trials are being established for the Face Oil and Collagen Cream, as a variety of customers, and now dermatologists, have recognized that in certain cases, skin lesions and pre-cancerous cells have naturally been removed. If these trials prove successful, Surya's success will extend well beyond that of a traditional skincare company.**



Surya's product offerings include Ayurvedic food and lifestyle SKUs, independent verticals that cross-sell and demographically expand lifestyle and community offerings. For example, Surya's paleo and anti-inflammatory Almond-Flour Breads -- Apple Date, Gingered Peach & Turmeric, and Almond Banana Walnut -- are best-sellers not only on Proper Hotel menus and select Los Angeles bakeries, but in all six of LA's Erewhon luxury natural foods markets, driving new customer segments to the Surya brand.



Surya also offers **services and wellness retreats**, opening early 2021 in a showcase spa designed by starchitect Kelly Wearstler at Santa Monica's prize-winning Proper Hotel. Many guests come for 7 days at a time, 4 hours per day, with two therapists working on each guest in synchrony, with oils that have been herbalized and cooked each night, all night, uniquely for each guest.

Finally, Surya offers **scalable programs**, such as the new online education platform with classes beginning at the start of 2021, the outcall and low overhead Mother Baby postpartum program, and Surya Dosha Yoga.

Through natural and luxury skincare and wellness products, through extensive wellness programs, and through press-worthy and acclaimed brand-anchor locations that feature these products, services, and programs, Surya's products live in **a vital ecosystem that creates high customer life-time value across a wide demographic**.

Traction

1.2M revenue, a prize-winning new Spa, & DTC eComm launch promise an exciting 2021



From a completed and already **prize-winning Kelly Wearstler-designed spa** ready to open mid-Q1 2021 (and paid for primarily by Goldman Sachs); to a **robust premium product line** that's been manufactured and soft-launched; to a data-driven new web platform; to **stand-out press in Vogue, Vanity Fair, Goop**, etc.; and to an amazing influencer and celebrity client base that's continually growing, **Surya's traction promises a particularly exciting 2021.**

1. For 2018 and 2019, operating out of a residential location with no marketing other than passive press and word of mouth, Surya broke **$1.2M in sales**.

2. Surya built one of the, if not *the,* **largest celebrity client base in the Wellness Industry**, with wide-reach clients that are natural advocates and influencers.

3. While projections are to be viewed as best-case scenarios, Surya's 4-Year numbers (which exclude Spa profit), assuming risk factors are mitigated, show **a healthy business with good profit and growth**.



4. Surya was approached by Proper Hotels (and other hospitality chains) to become a wellness partner across properties.

5. Surya **negotiated a $2.4M build-out contribution** (80%) from Goldman Sachs for their first Santa Monica Proper Hotel flagship; with Kelly Wearstler, they **constructed a stunning, press-worthy Santa Monica brand-anchor**. The New York Times is planning an exclusive on the Q1 2021 opening.



6. Surya has already been awarded "**Best New Hotel Spa**" by Sunset Magazine, even *before* opening.

7. After Covid's mandated March shut-down, Surya formalized and commercialized their in-house Ayurvedic Beauty & Wellness line, **already featured in Vogue, Vanity Fair, Allure, In Style**, etc.

8. Deep-benched supply chains have been established, initial production runs completed, and top-of-the-line, eco-friendly, and gorgeous primary and secondary packaging is complete.

9. In October 2020, Surya, completing the pivot from spa operations to scaleable product sales, **launched their Case Agency-designed web and eComm platform, for review here, built for data and digital-first growth**.



10. Surya partnered with the luxury and premier digital paid media agency Verb Brands and began initial and successful testing in November 2020.



11. Surya was approached by Kourtney Kardashian for B2B inclusion in her new Poosh marketplace, as well as by Gwyneth Paltrow for Goop, and many others.

12. Surya is concluding partnership talks with **Young Living (a $1.5B essential oil company)** for product collabs and marketing; Surya is in discussions with **Alo Yoga** for corporate affiliation; and of course, Surya has a marketing/revenue partnership with **all Proper Hotel location**s.

13. As Surya builds its social audience, Surya has acquired **17.1K+ followers on Instagram**, **3.6K+ followers on FB**, and is building a video audience, including, for example, **609K+ views** on a recent Refinery 29 video.

14. And finally, with products readied in September, a new web portal launched in October, and paid media testing that began in November, these are certainly *early* numbers (and reflective of the ratio of all users who were exposed to an ad), but they're all **exactly where we'd want them to be:**



What started as a one-room labor of love in a guest house in a Pacific Palisades canyon quickly blossomed and took over Martha's entire home. With YoY from **$60K to $180K to $330K to $600K to $1.2M,** as one Surya investor said, "it's time for Surya to come out of the womb."

Customers

The biggest celebrities in the world... & the rest of us, too

Surya has an open door, through which a lot of interesting people walk: **Angelica Houston, Beck, Ben Affleck, Cameron Diaz, Cara Delevingne, Chris Pine, Dakota Johnson, Emma Stone, Emmanuelle Chriqui, Emily Weiss, Feist, Gwyneth Paltrow, James Corden, Jennifer Garner, Julia Roberts, Kate Hudson, Katy Perry, Kelly Wearstler, Kim Kardashian, Kourtney Kardashian, Leona Lewis, Maria Sharapova, Matt Damon, Miranda Kerr, Orlando Bloom, Owen Wilson, Rashida Jones, Regina King, Rick Rubin, Shiva Rae, Ted Danson, The Princess Of Qatar, Usher, Zack Galifianakis,** to name a few. All Surya clients, fans, and advocates.



GWYNETH
PALTROW

"The results—better skin, weight-loss
—speak for themselves."



KOURTNEY
KARDASHIAN

"Martha Soffer is an amazing
Ayurvedic teacher."



KELLY
WEARSTLER

"After my treatment at Surya, I had
the best sleep of my life."



SHIVA
REA

"Surya is a rare intimate setting that
radiates healing power."

Why? Surya's restoration and simplification of Ayurveda gets results. In fact, with lives transformed, Kourtney, Kelly, Beck, Shiva Rae, and Gwyneth, unsolicited, often write about Surya: **Gwyneth features Surya regularly on Goop, Kourtney's featuring Surya in her new Poosh Ecomm marketplace, and Beck is writing the introduction for Surya's new tabletop book.**

And the rest of us? Data shows that Surya's core audience is 80% women (with the male segment growing), 28-65, open-minded, wellness-seeking, and ready for something that's natural healing, luxury, and works.



Business Model

Surya leads with social, digital-first DTC product, supported by four synergistic verticals

Surya's plan is straightforward: expand Kelly Wearstler designed, press-worthy brand-anchor locations in Proper Hotels; launch full, data-driven B2C eComm in Q1 2021 supported by paid media; expand B2B distribution nationally, and eventually internationally; monetize partnerships with companies like Young Living and Alo Yoga; and take good advantage of Surya's unusually strong and impassioned influencer base. **Through these five lines of attack, Surya expects to dominate market share in the Ayurvedic wellness sector, and capture significant portions of the broader trillion-dollar wellness market.**


Ecosystem to dominate market share
Proper Hotels
eComm
B2B
Corporate Partnerships
Celebrity Clients
Press-worthy brand-anchor locations in Proper Hotels
Data-driven eComm in Q1 2021
B2B distribution nationally, and internationally
Partnerships with companies like Young Living and Alo Yoga
Strong and impassioned influencer base

While fixed-capacity spa locations post-Covid must cap revenue at $3-4M (and are not included in Surya's 4-Year Projections because of the uncertainty), Surya's real growth will be fueled by scalable health and beauty products (DTC and B2B), scalable online education in Q1 2021, the synergistic food business unit (also DTC and B2B), and related program offerings.

Surya's 4-year, defensible projections show that Surya, after taxes and interest, can be in **good profit at the end of Q4 Y1, with substantial growth in Y2-Y4, and can already justify a higher valuation cap** than the one offered on Republic. Profit and growth are projected, in large part, because **luxury cosmetics have extraordinarily high margins**. With hero product SRPs at $180 and $185, Surya is no exception, even with the top quality and integrity of Surya's products. Ingredient, packaging, and production COGS are actually *lower* than attributed per-unit marketing, and **all-in, the margins, even B2B, are strong and healthy.**

Surya's movement from DTC to B2B will take place gradually over Y1, as will the start of international distribution, building on success and profit.

But Surya's real ace in the hole is its **pre-existing relationships with cosmetic corporate conglomerates**, some of whom have already met with Surya and expressed strong interest in being second-stage investor partners once initial sales and data have been established. At their request, **Surya has met with the venture capital divisions of Shiseido, Johnson & Johson, and Beiersdorf, all Surya fans, and all *strongly* interested in participation at the next -- and still early -- stage**.



It can't be overemphasized: investment from these conglomerates would not only radically lift Surya's financial upside, but the support and augmentation in distribution, supply chain, and fulfillment would be a game-changer on its own. Each of the companies represents the "Z", as it were, the moment Surya gets from "A to B" with initially expanded sales and data.

To get from A to B, Surya will grow DTC through data-based eComm and social-first strategy, and, in conjunction with Gina Jacoby, a star in the cosmetic sales world who excels in creating market-leading growth for clean beauty brands and buyers, develop B2B with expectations of **strong traction in national and global spas, in national retailers, and with eComm partners.** Some of these partners, spas, and retailers have already reached out, setting the foundation for the sales ecosystem that will expand the customer base, community, and revenue. Surya's line sheet, evolving with new SKUs, is available here.

Market

In a $5 trillion global wellness market, Surya can gain share in five significant sectors

From traditional to preventive to nutrition, from personal care to anti-aging, fitness, and even wellness tourism, Surya serves multiple segments with a comprehensive offering. **The Ayurvedic market alone is expected to reach $14.9 billion in 2026**, following a similar trajectory in the West to Yoga, Ayurveda's sister science, now an $11 billion dollar mainstream staple. **Surya's goal is to help Ayurveda quickly grow to that level, and to dominate market share**.


Wellness Real Estate
Wellness Tourism
Personal Care, Beauty & Anti-Aging
Healthy Eating, Nutrition & Weight Loss
Fitness & Mind-Body
$595b
TRADITIONAL SECTOR
Ayurveda is the world's most established system of complementary medicine.
PREVENTATIVE & PERSONALIZED SECTOR
Surya is a leader in personalized and preventative care.
HEALTHY EATING & WEIGHT LOSS
Surya's lifestyle brand champions healthy eating, which is at the core of Ayurveda.
WELLNESS TOURISM & SPA ECONOMY
With our Kelly Wearstler designed Proper Hotel locations, Surya is already publicized at the highest levels.
MIND-BODY & FITNESS
Ayurveda and Surya's integrative approach combine beauty, cosmetic, food, self-care and lifestyle for synergistic benefits.
ANTI-AGING, PERSONAL CARE & BEAUTY
Surya is focused on anti-aging, longevity and vitality, and all Surya products naturally promote those qualities.

Competition

Surya is uniquely positioned in the trending Ayurvedic & natural/luxury market

As interest in Ayurveda swells, product-only companies are appearing on the landscape, next to traditional Ayurvedic presentations that focus on supplements and professional education. But **nothing like Surya exists in the wellness market today -- a comprehensive and upscale line, truly natural and luxury, that exists within a lifestyle ecosystem supported by celebrity influencers and brand collaborations.** Surya's ecosystem, which already includes ALO Yoga, Young Living, Poosh, Goop, Proper Hotels, and others, is the foundation for a growing community and **strong life-time value per customer**.


MODERN
UMA
sahajan
PRODUCT ONLY
LIFESTYLE BRAND
ANIMA MUNDI
MAHARISHI
AYURVEDA
THE ART OF LIVING
Retreat Center
The Ayurvedic Institute
TRADITIONAL

Surya's products are uniquely positioned as natural product in the growing luxury segment, filling a relatively empty niche, and are priced competitively in that space.


UNIQUE POSITIONING FOR NATURAL PRODUCT WITHIN GROWING LUXURY SEGMENT
NATURAL
LUXURY
Ursa Major $48 $28/oz
Goop $140 $82/oz
Tata Harper $195 $115/oz
Barbara Sturm $230 $135/oz
La Mer $180 $180/oz
African Botanicals $360 $180/oz
Sisley $530 $311/oz
Surya Spa $185 $185/oz

Surya has trademarked the phrase, "**The Leaders Of Modern Ayurveda**", and is already positioning as that, with every expectation of dominating what is ultimately expected to be **a multi-billion dollar segment of the trillion-dollar wellness market**.

Vision

With an elegant restoration of Ayurveda, Surya is bringing a world of good to a world in need

In a post-Covid world yearning for sincere wellness, Surya can fill that sizeable void with natural and restorative skincare products, transformative treatments, and scaleable programs and home care. But **Surya's mission aims far beyond nourishing, natural, luxury skincare**. By simplifying and modernizing Ayurveda, by mainstreaming legitimate alternative wellness, Surya aims **to improve the well-being of as many people as possible -- and in a fashion that will continue long after the anticipated M&A or related exit strategy of Surya**. Even *generationally* after.



Surya has brought the benefits of modern Ayurveda **to many thousands of people, and plans to soon make that tens of thousands, and with successful execution, hundreds of thousands of people, and more.**

Over the last decades, the business of yoga has **already accomplished exponential growth into a many billion-dollar market**. Based on studies and trends, Ayurveda appears to be on a similar growth path. And we believe that Surya is already on top of that rising wave.



Investors

With $2.2M from clients, Surya is opening investment to accelerate rapid growth

When Surya pivoted from primarily Los Angeles treatments to a scalable product company with a national and ultimately global demographic, our first investor was Howard Wills, a client who wrote a check for $8,888.88. He liked how that number, on its side, represented infinity, as in -- with respect to Surya -- "infinity and beyond." We liked that idea, too.

As Surya's prospects came into focus, clients invested in larger amounts, up to $750K. One woman remarked that Surya and Ayurveda saved her life, and wanted to see Surya's offerings go viral, and reach as many people as possible.

So do we.

Which is why we're excited to invite you, and as many enthusiastic *investors* as possible, to join us at whatever level feels appropriate. The **energy of Surya's community is as important to us as the funding**. This new group of financiers, of which every Republic member can be part, **forms the dynamic core of Surya and will share in Surya's growth and successes, most dramatically in Surya's anticipated exit**. By way of a short-term thank you, we've designed a series of perks; and by way of a permanent thank you, each investor will be commemorated by name in a special section of Surya's web platform.

Please join us in Surya's rapidly expanding adventure. We're honored to have you, and honored by your participation. **For the sake of the world, we'll be fully devoted to making the most of your investment, and working hard for you to multiply it many times**.


CAPITAL FOR LAUNCH
Verb Brands paid media, strategy in place
Talent acquired, deals to be executed
Production/Packaging/Inventory/Fulfillment
SM Proper Hotel built out and ready for Q4 2020 opening
Additional Proper Hotels in development (Portland, DTLA, Austin)
Phytogenx + Surya geared up for mass product production

Founders

A superstar, a passionate CEO, & a serial entrepreneur, leading a team committed to success

As a graduate student, Martha left Bogota, Colombia to study computer science in the U.S., and at school was struck by the deep calm and undeniable glow of a group of women who'd just emerged from seven-days of Ayurvedic treatments. Though Martha didn't know it, on that day, her life took a turn that would put her on movie sets with **Tom Cruise and Cameron Diaz, would have Mid-Eastern royalty call for pregnancy advice (and purchase a dozen gallon jars of her prized anti-stretch mark oil)**, that would put her on television shows, in magazines, and that would make her the subject of a new table-top artbook debuting in Fall 2021.



But none of that interests Martha. She's exclusively and ardently focused on the good that Ayurveda can do, on a daily basis, for so many people. And while her mission has grown from **private practice to internationally celebrated Spa**, and while her products have grown from being packaged in unlabeled bottles to gorgeous gold-foil jars, her mission is exactly the same and now with a clear trajectory for success: to bring the goodness of Ayurveda to the world at large.

To that end, she has assembled a truly stellar team, which she co-leads with her husband, **CEO Roger Soffer**, who brings the operational and organizational experience of three decades in film and television production, and **whose projects have collectively grossed over $500M**. Focusing on high-level execution and systems, he leads the team in corporate and branding partnerships, positioning, and business expansion.

Martha and Roger are greatly enriched by the guidance, counsel, and close oversight of their **Co-Founder, David Nikzad**, a beloved Surya client who saw the unicorn potential of Surya. The original founder of Reinmkr Satsang and Orthogonal Thinker Inc., David was the **first check in unicorn companies like Betterment, Vidyard, Ridecell,** and others including Wefunder, Quartzy, Ridejoy, GazeHawk,

RealCrowd, Meadow, Mellows, AdStage, and Arcview Capital. Additionally, Orthogonal holds secondary shares in anchor companies such as **Airbnb, Equipment Share**, and this **very platform, Republic, itself**.

Together, Martha, Roger, and David have assembled a **remarkably stellar and impassioned group of seasoned and successful professionals to help build Surya nationally and globally, and to develop any pharma plays that exist in Surya's unique IP's**. These professionals hail from the best cosmetic companies in the world (Estee Lauder, Tom Ford Beauty, and Laura Mercier), the best spas (Mandarin Orient, Four Seasons, The Well), and across the board, are at the top of their fields.

Team

Roger Soffer	Founder, CEO	Roger, with three decades in film and television production, and projects that have collectively grossed over $500M, leads the team in partnerships, positioning, programming, and business expansion.
Martha Soffer	Founder, Ayurvedic Expert	Martha is a force in restoring Ayurveda to its most authentic and effective roots, and the leader in reintroducing Ayurveda as a practical and modern system of wellness, longevity, and vitality.
David Nikzad	Founder, Serial Entrepreneur	David is an entrepreneur/investor who, as the founder of the holding company Orthogonal Thinker, incubated a portfolio of 28 successful companies. He was the first check in companies such as Betterment and Wefunder.
Sumantra Sengupta	Financial Advisor	Acclaimed international expert in growth, operations, M&A, P&L, and Supply Chain Management, Channel Optimization, Global Delivery, and Digital Transformation.
Rolande Rose	Head of Products	Recently Senior V.P. of Global Marketing For Laura Mercier, and previously, Estée Lauder, and a recognized leader in scaling luxury goods and cosmetic companies.
Vivienne Garcia-Tunon	Head of Spa Development	Has opened 43 premiere spas, including those at Mandarin Oriental Hotel Group, The Peninsula Hotel Group, various Four Seasons, most recently, The Well in NYC and Connecticut.
Gina Maria Jacoby	Head of B2B Sales	Gina Jacoby-Clements builds industry-leading revenue and growth for clean beauty and wellness brands based on strong relationships with industry-leading buyers, retailers, hotels and spas.
Travis Stratford	Branding Partner	A founder of Case Agency, designing transformative experiences and digital activations for beauty/lifestyle/wellness brands, including Clinique, LVMH, OUAI, Estée Lauder, and Summer Fridays.
Mark Hiraide	Offsite General Counsel	Former Branch Chief at the SEC, Mark excels in corporate and securities law, representing start-ups to middle-market companies and the bankers, VCs, and investment advisers who help them secure capital.

Perks

$150	Our Sincere & Commemorated Thanks, A Genuine Welcome To The Surya Family, & 15% Off Any Surya Product Purchase
$500	The Above, And... A Balancing Lip Therapy of your choice ($35 Value) A 3lb Single-Use Herbalized Bath Soak of your choice ($38 Value)
$1,000	Our Sincere & Commemorated Thanks, A Genuine Welcome To The Surya Family, & 15% Off Any Surya Product Purchase Surya's Balancing Face Oil ($180 Value), or, Surya's Balancing Collagen Cream ($185 Value)
$2,200	Our Sincere & Commemorated Thanks, A Genuine Welcome To The Surya Family, & 15% Off Any Surya Product Purchase Balancing Collagen Cream & Face Oil Set ($365 Value)
$5,000	Our Sincere & Commemorated Thanks, A Genuine Welcome To The Surya Family, & 15% Off Any Surya Product Purchase Balancing Collagen Cream & Face Oil Set ($365 Value) Private Body Oil Consultation With Founder Martha Soffer, & An Herbalized Body Oil Prepared Uniquely For Your Well-Being ($225 Value)
$10,000	The Above, And... A Four-Hour, Four-Handed Customized Ayurvedic Spa Therapy For You, Or To Gift ($655 Value)
$25,000	The Above, And... In-Depth Ayurvedic Consultation With Martha, And On-Going Personal Follow-Ups To Help You Achieve Your Wellness Goals ($600, But, As They Say, Priceless)
$50,000	The Above, Though Expanded To... 3 Days of Panchakarma, Customized and Supervised by Martha ($1,965 Value) Private Surya Dosha Yoga Classes during Panchakarma ($390 Value) 12 In-Person or Virtual Monthly Check-Ins with Martha ($1,200 Value)

FAQ

How can I learn more?	In the discussion section, we're more than happy to share the latest updates, and expand on anything you'd like. The Surya journey exciting, moving quickly -- and constantly developing, progressing, and expanding. There's always some news, perhaps from our new relationship with ALO Yoga, or Young Living, or product launches!
What is Ayurveda?	Ayurveda is a comprehensive system of wellness and longevity developed 10,000 years ago by the yogis of Southern India. Centered around the curative powers of the natural world, Ayurveda is the only complementary system of health and wellness recognized by the WHO.

EXHIBIT E
TO FORM C

VIDEO TRANSCRIPT

<u>Product Section Video</u>

"The way this recipe came, it came really from my family, the original recipe, and it was all my aunts, and it was, it was my grandmother actually who gave it to all our family, and one day I said, why don't we take this, and put the knowledge of Ayurveda into it?"